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September 20, 2023

VIA EDGAR

Tyler Howes

Andrew Mew

Disclosure Review Program

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 26, 2023

File No. 001-12158

Dear Messrs. Howes and Mew:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated August 21, 2023 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

1.

Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

September 20, 2023

Page Two

Response: The Company respectfully advises the Staff that, as indicated on pp. 60 and 85 of the Annual Report, the Company is a State-owned enterprise. The Company’s controlling shareholder, Sinopec Corp. (a.k.a., China Petroleum & Chemical Corporation), is controlled by China Petrochemical Corporation, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China.

With respect to the Company’s Annual Report disclosures under paragraphs (b)(2) and (b)(3), the Company respectfully advises the Staff that its determination that, as of March 31, 2023, 50.55% of its outstanding shares were held by Sinopec Corp., which is ultimately beneficially owned by the State-owned Assets Supervision and Administration Commission of the State Council of China, and thus that a governmental entity had a controlling financial interest in the Company, was based on its organizational structure. To determine if any of the remaining 49.45% of the Company’s shares were owned by governmental entities as of March 31, 2023, the Company reviewed its register of members and public filings made by its major shareholders. Based on review of such information, including disclosable interest filings pursuant to Section 336 of Hong Kong’s Securities and Futures Ordinance, and as stated in Item 7. Major Shareholders and Related Party Transactions included on pp. 60-63 of the Annual Report, the only shareholders that beneficially owned 5% or more of a class of the Company’s equity securities as of March 31, 2023 were The Bank of New York Mellon Corporation, Corn Capital Company Limited and Yardley Finance Limited.

The Bank of New York Mellon Corporation was the depositary of the Company’s American Depositary Shares (“ADS”) and acted as the attorney-in-fact for the ADS holders. On March 15, 2023, the Company terminated the depositary agreement with The Bank of New York Mellon Corporation and its ADS program. As of the date of this letter, The Bank of New York Mellon Corporation is no longer a 5% owner of the Company’s H shares. Examination of public filings made by and information available regarding Corn Capital Company Limited and Yardley Finance Limited indicates, to the best of the Company’s knowledge, that neither shareholder is owned or controlled by a governmental entity of mainland China. Corn Capital Company Limited is ultimately controlled by Mr. Hung Hin Fai. Yardley Finance Limited is ultimately owned by Mr. Chan Kin Sun.

As the Company believes that it would present an undue hardship for the Company to verify the background of each ADS holder and each shareholder, other than its major shareholders, due to the large number of such shareholders, and because Sinopec Corp.’s holdings alone establish that the Company is ultimately owned and controlled by a governmental entity, the Company limited its review to the materials described above.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully notes that the term “official” of the Chinese Communist Party (“CCP” or the “Party”) is not defined in the Holding Foreign Companies Accountable Act (the “HFCA”), the Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 or in related rules or interpretations. The Company further notes that it is not aware of any statutory definition in China for the term “official” of the CCP.

September 20, 2023

Page Three

The Company acknowledges that, as disclosed in the biographies on pp. 51-56 of the Annual Report, certain of its directors are members of the Party Committee of the Company; however, no member of the Company’s, or the Company’s consolidated foreign operating entities’, Board of Directors holds any position in the government. Consequently, the Company believes that no member of the Company’s or Company’s consolidated foreign operating entities’ Board of Directors is a CCP “official.”

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

*        *        *

If you require additional information or have any questions about this letter, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited